November 22, 2023

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	aShareX Fine Art, LLC

Offering Statement on Form 1-A
Filed November 3, 2023
File No. 024-12351

To Whom It May Concern:

On behalf of aShareX Fine Art, LLC, I hereby request qualification of the above-referenced offering statement at 4:00 p.m., Eastern Time, on Monday, November 27, 2023, or as soon thereafter as possible.

Sincerely, ASHAREX FINE ART, LLC

By:	/s/ Alan Snyder
Name:	Alan Snyder
Title:	Chairman, Chief Executive Officer and Director

cc:	Alison M. Pear